Exhibit 99.3

Cameco Corporation

2017 condensed consolidated interim financial statements

(unaudited)

April 28, 2017

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended
($Cdn thousands, except per share amounts)	Note	Mar 31/17	Mar 31/16
Revenue from products and services		$392,546	$408,251
Cost of products and services sold		294,950	245,826
Depreciation and amortization		42,230	44,310

Cost of sales		337,180	290,136

Gross profit		55,366	118,115
Administration		40,711	52,177
Exploration		10,351	15,351
Research and development		1,999	963
Other operating expense	7	5,569	—
Loss (gain) on disposal of assets		(630)	3,382

Earnings (loss) from operations		(2,634)	46,242
Finance costs	9	(27,755)	(27,405)
Gain on derivatives	15	11,572	87,468
Finance income		1,269	1,624
Other income (expense)	10	3,522	(21,713)

Earnings (loss) before income taxes		(14,026)	86,216
Income tax expense	11	4,080	8,651

Net earnings (loss)		$(18,106)	$77,565

Net earnings (loss) attributable to:
Equity holders		(18,040)	78,025
Non-controlling interest		(66)	(460)

Net earnings (loss)		$(18,106)	$77,565

Earnings (loss) per common share attributable
Basic	12	$(0.05)	$0.20

Diluted	12	$(0.05)	$0.20

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive income

(Unaudited)		Three months ended
($Cdn thousands)	Note	Mar 31/17	Mar 31/16
Net earnings (loss)		$(18,106)	$77,565
Other comprehensive income (loss), net of taxes:	11
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		18,258	(75,008)
Unrealized gains on available-for-sale assets[1]		4,102	1,301

Other comprehensive income (loss), net of taxes		22,360	(73,707)

Total comprehensive income		$4,254	$3,858

Other comprehensive income (loss) attributable to:
Equity holders		$22,362	$(73,854)
Non-controlling interest		(2)	147

Other comprehensive income (loss) for the period		$22,360	$(73,707)

Total comprehensive income (loss) attributable to:
Equity holders		$4,322	$4,171
Non-controlling interest		(68)	(313)

Total comprehensive income for the period		$4,254	$3,858

[1]	Net of tax (Q1 2017—$(399); Q1 2016—$(200))

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Mar 31/17	Dec 31/16
Assets
Current assets
Cash and cash equivalents		$246,180	$320,278
Accounts receivable		112,664	242,482
Current tax assets		11,999	11,552
Inventories	4	1,371,990	1,287,939
Supplies and prepaid expenses		171,462	169,084
Current portion of long-term receivables, investments and other	5	10,957	10,498

Total current assets		1,925,252	2,041,833

Property, plant and equipment		4,648,810	4,655,586
Goodwill and intangible assets		200,600	203,310
Long-term receivables, investments and other	5	503,209	512,484
Deferred tax assets		838,693	835,985

Total non-current assets		6,191,312	6,207,365

Total assets		$8,116,564	$8,249,198

Liabilities and shareholders’ equity
Current liabilities
Bank overdraft		$2,107	$—
Accounts payable and accrued liabilities		215,955	312,900
Current tax liabilities		2,806	36,413
Dividends payable		39,579	39,579
Current portion of other liabilities	6	66,633	60,744
Current portion of provisions	7	31,690	19,619

Total current liabilities		358,770	469,255

Long-term debt		1,493,605	1,493,327
Other liabilities	6	115,291	122,988
Provisions	7	906,517	889,163
Deferred tax liabilities		18,980	15,937

Total non-current liabilities		2,534,393	2,521,415

Shareholders’ equity
Share capital		1,862,652	1,862,646
Contributed surplus		216,385	216,213
Retained earnings		2,962,273	3,019,872
Other components of equity		182,002	159,640

Total shareholders’ equity attributable to equity holders		5,223,312	5,258,371
Non-controlling interest		89	157

Total shareholders’ equity		5,223,401	5,258,528

Total liabilities and shareholders’ equity		$8,116,564	$8,249,198

Commitments and contingencies [notes 7, 11]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
				Foreign	Available-		Non-
(Unaudited)	Share	Contributed	Retained	currency	for-sale		controlling	Total
($Cdn thousands)	capital	surplus	earnings	translation	assets	Total	interest	equity
Balance at January 1, 2017	$1,862,646	$216,213	$3,019,872	$156,411	$3,229	$5,258,371	$157	$5,258,528
Net loss	—	—	(18,040)	—	—	(18,040)	(66)	(18,106)
Other comprehensive income (loss) for the period	—	—	—	18,260	4,102	22,362	(2)	22,360

Total comprehensive income (loss) for the period	—	—	(18,040)	18,260	4,102	4,322	(68)	4,254

Share-based compensation	—	5,538	—	—	—	5,538	—	5,538
Stock options exercised	6	(1)	—	—	—	5	—	5
Restricted and performance share units released	—	(5,365)	—	—	—	(5,365)	—	(5,365)
Dividends	—	—	(39,559)	—	—	(39,559)	—	(39,559)

Balance at March 31, 2017	$1,862,652	$216,385	$2,962,273	$174,671	$7,331	$5,223,312	$89	$5,223,401

Balance at January 1, 2016	$1,862,646	$209,115	$3,241,902	$233,918	$(561)	$5,547,020	$(1,741)	$5,545,279
Net earnings (loss)	—	—	78,025	—	—	78,025	(460)	77,565
Other comprehensive income (loss) for the period	—	—	—	(75,155)	1,301	(73,854)	147	(73,707)

Total comprehensive income (loss) for the period	—	—	78,025	(75,155)	1,301	4,171	(313)	3,858

Share-based compensation	—	4,677	—	—	—	4,677	—	4,677
Restricted and performance share units released	—	(7,003)	—	—	—	(7,003)	—	(7,003)
Dividends	—	—	(39,572)	—	—	(39,572)	—	(39,572)

Balance at March 31, 2016	$1,862,646	$206,789	$3,280,355	$158,763	$740	$5,509,293	$(2,054)	$5,507,239

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)		Three months ended
($Cdn thousands)	Note	Mar 31/17	Mar 31/16
Operating activities
Net earnings (loss)		$(18,106)	$77,565
Adjustments for:
Depreciation and amortization		42,230	44,310
Deferred charges		7,280	2,319
Unrealized gain on derivatives		(10,939)	(151,801)
Share-based compensation	14	5,538	4,677
Loss (gain) on disposal of assets		(630)	3,382
Finance costs	9	27,755	27,405
Finance income		(1,269)	(1,624)
Other operating expense	7	5,569	—
Other expense (income)		(3,544)	21,731
Income tax expense	11	4,080	8,651
Interest received		601	1,027
Income taxes paid		(38,865)	(80,797)
Other operating items	13	(27,397)	(233,602)

Net cash used in operations		(7,697)	(276,757)

Investing activities
Additions to property, plant and equipment		(22,906)	(51,505)
Decrease in long-term receivables, investments and other		7,574	334
Proceeds from sale of property, plant and equipment		88	102

Net cash used in investing		(15,244)	(51,069)

Financing activities
Increase in debt		—	129,509
Interest paid		(14,175)	(14,175)
Proceeds from issuance of shares, stock option plan		5	—
Dividends paid		(39,559)	(39,572)

Net cash provided by (used in) financing		(53,729)	75,762

Decrease in cash and cash equivalents net of bank overdraft, during the period		(76,670)	(252,064)
Exchange rate changes on foreign currency cash balances		465	(7,175)
Cash and cash equivalents, beginning of period		320,278	458,604

Cash and cash equivalents net of bank overdraft, end of period		$244,073	$199,365

Cash and cash equivalents is comprised of:
Cash		54,331	76,377
Cash equivalents		191,849	122,988

Cash and cash equivalents		$246,180	$199,365
Bank overdraft		2,107	—

Cash and cash equivalents net of bank overdraft		$244,073	$199,365

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended March 31, 2017 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries.

2. Significant accounting policies

A. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2016.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on April 28, 2017.

B. Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value
Available-for-sale financial assets	Fair value
Liabilities for cash-settled share-based payment arrangements	Fair value
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2016 consolidated financial statements.

3. Accounting standards

New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the period ended March 31, 2017 and have not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt any of the following standards or amendments to existing standards, unless otherwise noted.

i. Revenue

In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. Cameco does not expect the standard to have a material impact on the financial statements.

ii. Financial instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments (IFRS 9). IFRS 9 replaces the existing guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial assets, a new expected credit loss model for calculating impairment on financial assets and new hedge accounting requirements. It also carries forward, from IAS 39, guidance on recognition and derecognition of financial instruments.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption of the new standard permitted. Cameco does not intend to early adopt IFRS 9. The extent of the impact of adoption of IFRS 9 has not yet been determined.

iii. Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. The extent of the impact of adoption of IFRS 16 has not yet been determined.

iv. Disclosure initiative

In January 2017, the IASB issued Disclosure Initiative (Amendments to IAS 7). The standard applies prospectively and is effective for annual periods beginning on or after January 1, 2017, with earlier application permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. Cameco does not expect the amendments to have a material impact on the financial statements.

4. Inventories

	Mar 31/17	Dec 31/16
Uranium
Concentrate	$1,047,606	$989,202
Broken ore	36,463	45,581

	1,084,069	1,034,783
NUKEM	157,889	141,040
Fuel services	130,032	112,116

Total	$1,371,990	$1,287,939

Cameco expensed $307,800,000 of inventory as cost of sales during the first quarter of 2017 (2016—$261,600,000). Included in cost of sales is a $2,737,000 write-down of NUKEM inventory to reflect net realizable value (2016—nil).

NUKEM enters into financing arrangements where future receivables arising from certain sales contracts are sold to financial institutions in exchange for cash. These arrangements require NUKEM to satisfy its delivery obligations under the sales contracts, which are recognized as deferred sales (note 6). In addition, NUKEM is required to pledge the underlying inventory as security against these performance obligations. As of March 31, 2017, NUKEM had $4,842,000 ($3,638,000 (US)) of inventory pledged as security under financing arrangements ((December 31, 2016—$4,884,000 ($3,638,000 (US)).

5. Long-term receivables, investments and other

	Mar 31/17	Dec 31/16
Investments in equity securities [note 15]	$19,309	$14,807
Derivatives [note 15]	12,173	10,612
Advances receivable from JV Inkai LLP [note 17]	73,555	90,095
Investment tax credits	93,920	93,920
Amounts receivable related to tax dispute [note 11]	264,042	264,042
Other	51,167	49,506

	514,166	522,982
Less current portion	(10,957)	(10,498)

Net	$503,209	$512,484

6. Other liabilities

	Mar 31/17	Dec 31/16
Deferred sales	$36,880	$29,423
Derivatives [note 15]	48,884	58,885
Accrued pension and post-retirement benefit liability	70,698	69,699
Other	25,462	25,725

	181,924	183,732
Less current portion	(66,633)	(60,744)

Net	$115,291	$122,988

Deferred sales includes $6,089,000 ($4,575,000 (US)) of performance obligations relating to financing arrangements entered into by NUKEM (December 31, 2016—$6,143,000 ($4,575,000 (US))) (note 4).

7. Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$893,617	$15,165	$908,782
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	22,804	—	22,804
Recognized in earnings	5,569	—	5,569
Provisions used during the period	(2,410)	(85)	(2,495)
Unwinding of discount	5,743	33	5,776
Impact of foreign exchange	(2,229)	—	(2,229)

End of period	$923,094	$15,113	$938,207

Current	28,480	3,210	31,690
Non-current	894,614	11,903	906,517

	$923,094	$15,113	$938,207

8. Share capital

At March 31, 2017, there were 395,792,732 common shares outstanding. Options in respect of 8,569,797 shares are outstanding under the stock option plan and are exercisable up to 2025. For the three months ended March 31, 2017, 210 options were exercised that resulted in the issuance of shares (2016—nil).

9. Finance costs

	Three months ended
	Mar 31/17	Mar 31/16
Interest on long-term debt	$18,188	$18,813
Unwinding of discount on provisions	5,776	5,650
Other charges	3,791	2,903
Interest on short-term debt	—	39

Total	$27,755	$27,405

10. Other income (expense)

	Three months ended
	Mar 31/17	Mar 31/16
Foreign exchange gains (losses)	$3,544	$(28,762)
Gain on change in investment accounting	—	7,032
Other	(22)	17

Total	$3,522	$(21,713)

In the first quarter of 2016, Cameco’s share in one of its associates decreased such that equity accounting was no longer appropriate. As a result, the difference between its carrying value and fair value was recognized in other income. As an available-for-sale investment, future changes in fair value are being recognized in other comprehensive income.

11. Income taxes

	Three months ended
	Mar 31/17	Mar 31/16
Earnings (loss) before income taxes
Canada	$14,970	$17,120
Foreign	(28,996)	69,096

	$(14,026)	$86,216

Current income taxes (recovery)
Canada	$1,311	$(818)
Foreign	3,244	5,688

	$4,555	$4,870
Deferred income taxes (recovery)
Canada	$2,442	$1,527
Foreign	(2,917)	2,254

	$(475)	$3,781

Income tax expense	$4,080	$8,651

Cameco has recorded $838,693,000 of deferred tax assets (December 31, 2016—$835,985,000). Based on projections of future income, realization of these deferred tax assets is probable and consequently a deferred tax asset has been recorded.

Canada

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2011, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $4,100,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2010 in the amount of $292,400,000. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will require Cameco to make future remittances or provide security on receipt of the reassessments.

Using the methodology we believe that CRA will continue to apply and including the $4,100,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $8,100,000,000 for the years 2003 through 2016, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $2,400,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2010. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,750,000,000 and $1,950,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. While in dispute, we would be responsible for remitting or otherwise securing 50% of the cash taxes and transfer pricing penalties (between $875,000,000 and $975,000,000), plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax rules, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions. Recently, the CRA disallowed the use of any loss carry-backs to be applied to any transfer pricing adjustment, starting with the 2008 tax year. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $264,042,000 already paid as at March 31, 2017 (December 31, 2016—$232,614,000) (note 5). In addition to the cash remitted, we have provided $421,000,000 in letters of credit to secure 50% of the cash taxes and related interest.

The trial for the 2003, 2005 and 2006 reassessments commenced in October, 2016. Final arguments are expected in the second half of 2017. If this timing is adhered to, we expect to have a Tax Court decision within six to 18 months after the trial is complete.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect and Cameco is contesting CRA’s position and expects to recover any amounts remitted or secured as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $58,000,000. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax rules.

United States

We have received Revenue Agent’s Reports (RARs) from the Internal Revenue Service (IRS) for the taxation years 2009 to 2012, challenging the transfer pricing used under certain intercompany transactions. The RARs list the IRS’ proposed adjustments to taxable income and calculate the tax and penalties owing based on the proposed adjustments.

The proposed adjustments reflected in the RARs are focused on transfer pricing in respect of certain intercompany transactions within our corporate structure. The IRS asserts that a portion of the non-US income reported under our corporate structure and taxed outside the US should be recognized and taxed in the US.

The proposed adjustments result in an increase in taxable income in the US of approximately $419,000,000 (US) and a corresponding increased income tax expense of approximately $122,000,000 (US) for the 2009 through 2012 taxation years, with interest being charged thereon. In addition, the IRS proposed cumulative penalties of approximately $8,000,000 (US) in respect of the adjustment. Having regard to advice from its external advisors, management believes that the conclusions of the IRS in the RARs are incorrect and is contesting them in an administrative appeal of the proposed adjustments. No cash payments are required while pursuing an administrative appeal. Management believes that the ultimate resolution of this matter will not be material to our financial position, results of operations or liquidity in the year(s) of resolution.

12. Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2017 was 395,792,522 (2016—395,792,522).

	Three months ended
	Mar 31/17	Mar 31/16
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$(18,040)	$78,025
Weighted average common shares outstanding	395,793	395,793

Basic earnings (loss) per common share	$(0.05)	$0.20

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$(18,040)	$78,025
Weighted average common shares outstanding	395,793	395,793
Dilutive effect of stock options	—	—

Weighted average common shares outstanding, assuming dilution	395,793	395,793

Diluted earnings (loss) per common share	$(0.05)	$0.20

13. Statements of cash flows

	Three months ended
	Mar 31/17	Mar 31/16
Changes in non-cash working capital:
Accounts receivable	$126,659	$111,076
Inventories	(46,074)	(300,804)
Supplies and prepaid expenses	(4,810)	1,184
Accounts payable and accrued liabilities	(101,864)	(40,445)
Reclamation payments	(2,495)	(1,976)
Other	1,187	(2,637)

Other operating items	$(27,397)	$(233,602)

14. Share-based compensation plans

A. Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,870,289 shares have been issued.

B. Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market or cash with an equivalent market value, at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of March 31, 2017, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 1,165,917 (December 31, 2016—892,895).

C. Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market or cash with an equivalent market value, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. As of March 31, 2017, the total number of RSUs held by the participants was 512,974 (December 31, 2016—557,957).

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended
	Mar 31/17	Mar 31/16
Stock option plan	$3,356	$2,547
Performance share unit plan	1,750	1,026
Restricted share unit plan	432	1,104

	$5,538	$4,677

Fair value measurement of equity-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of options granted under the stock option plan was measured based on the Black-Scholes option-pricing model. The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock
	option plan	PSU	RSU
Number of options granted	1,373,040	470,120	279,892
Average strike price	$14.70	—	$14.71
Expected dividend	$0.40	—	—
Expected volatility	34%	36%	—
Risk-free interest rate	1.1%	0.9%	—
Expected life of option	4.7 years	3 years	—
Expected forfeitures	7%	9%	13%
Weighted average grant date fair values	$3.34	$14.72	$14.71

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices and operating targets have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

15. Financial instruments and related risk management

A. Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at March 31, 2017

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 5]
Foreign currency contracts	$6,776	$—	$6,776	$6,776
Interest rate contracts	5,397	—	5,397	5,397
Investments in equity securities [note 5]	19,309	19,309	—	19,309
Derivative liabilities [note 6]
Foreign currency contracts	(18,560)	—	(18,560)	(18,560)
Uranium contracts	(30,324)	—	(30,324)	(30,324)
Long-term debt	(1,493,605)	—	(1,718,093)	(1,718,093)

Net	$(1,511,007)	$19,309	$(1,754,804)	$(1,735,495)

As at December 31, 2016

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 5]
Foreign currency contracts	$4,065	$—	$4,065	$4,065
Interest rate contracts	6,547	—	6,547	6,547
Investments in equity securities [note 5]	14,807	14,807	—	14,807
Derivative liabilities [note 6]
Foreign currency contracts	(29,231)	—	(29,231)	(29,231)
Uranium contracts	(29,654)	—	(29,654)	(29,654)
Long-term debt	(1,493,327)	—	(1,721,805)	(1,721,805)

Net	$(1,526,793)	$14,807	$(1,770,078)	$(1,755,271)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B. Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 0.8% to 2.3% (2016—0.8% to 2.3%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Uranium contract derivatives consist of written options and price swaps. The fair value of uranium options is measured based on the Black Scholes option-pricing model. The fair value of uranium price swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed purchases or sales under contracted prices, and floating purchases or sales based on Numerco forward uranium price curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

C. Other financial instruments

The carrying value of Cameco’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and short-term debt approximates its fair value as a result of the short-term nature of the instruments.

D. Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Mar 31/17	Dec 31/16
Non-hedge derivatives:
Foreign currency contracts	$(11,784)	$(25,166)
Interest rate contracts	5,397	6,547
Uranium contracts	(30,324)	(29,654)

Net	$(36,711)	$(48,273)

Classification:
Current portion of long-term receivables, investments and other [note 5]	$4,405	$4,119
Long-term receivables, investments and other [note 5]	7,768	6,493
Current portion of other liabilities [note 6]	(23,779)	(24,966)
Other liabilities [note 6]	(25,105)	(33,919)

Net	$(36,711)	$(48,273)

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended
	Mar 31/17	Mar 31/16
Non-hedge derivatives
Foreign currency contracts	$12,233	$104,225
Interest rate contracts	476	1,736
Uranium contracts	(1,137)	(18,493)

Net	$11,572	$87,468

16. Segmented information

Cameco has three reportable segments: uranium, fuel services and NUKEM. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The NUKEM segment acts as a market intermediary between uranium producers and nuclear-electric utilities.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business segments

For the three months ended March 31, 2017

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$260,072	$54,484	$77,620	$370	$392,546
Expenses
Cost of products and services sold	182,055	34,349	78,329	217	294,950
Depreciation and amortization	33,527	6,119	(455)	3,039	42,230

Cost of sales	215,582	40,468	77,874	3,256	337,180

Gross profit (loss)	44,490	14,016	(254)	(2,886)	55,366
Administration	—	—	2,872	37,839	40,711
Exploration	10,351	—	—	—	10,351
Research and development	—	—	—	1,999	1,999
Other operating expense	5,569	—	—	—	5,569
Gain on disposal of assets	(630)	—	—	—	(630)
Finance costs	—	—	374	27,381	27,755
Loss (gain) on derivatives	—	—	4,684	(16,256)	(11,572)
Finance income	—	—	(9)	(1,260)	(1,269)
Other expense (income)	—	—	217	(3,739)	(3,522)

Earnings (loss) before income taxes	29,200	14,016	(8,392)	(48,850)	(14,026)
Income tax expense					4,080

Net loss					$(18,106)

For the three months ended March 31, 2016

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$346,506	$59,235	$1,966	$544	$408,251
Expenses
Cost of products and services sold	203,248	40,468	2,059	51	245,826
Depreciation and amortization	32,808	5,651	207	5,644	44,310

Cost of sales	236,056	46,119	2,266	5,695	290,136

Gross profit (loss)	110,450	13,116	(300)	(5,151)	118,115
Administration	—	—	9,731	42,446	52,177
Exploration	15,351	—	—	—	15,351
Research and development	—	—	—	963	963
Loss on disposal of assets	3,361	—	21	—	3,382
Finance costs	—	—	1,438	25,967	27,405
Loss (gain) on derivatives	—	—	495	(87,963)	(87,468)
Finance income	—	—	(301)	(1,323)	(1,624)
Other expense (income)	(7,032)	—	826	27,919	21,713

Earnings (loss) before income taxes	98,770	13,116	(12,510)	(13,160)	86,216
Income tax expense					8,651

Net earnings					$77,565

17. Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Related party transactions

Through unsecured shareholder loans, Cameco has agreed to fund Inkai’s project development costs as well as further evaluation on block 3. The limits of the loan facilities are $175,000,000 (US) and advances under these facilities bear interest at a rate of LIBOR plus 2%. At March 31, 2017, $138,157,000 (US) of principal and interest was outstanding (December 31, 2016—$167,750,000 (US)).

Cameco’s share of the outstanding principal and interest was $73,555,000 at March 31, 2017 (December 31, 2016—$90,095,000) (note 5). For the quarter ended March 31, 2017, Cameco recorded interest income of $553,000 relating to this balance (2016—$537,000).